Toyota Motor Corporation

Advics Co., Ltd.

Aisin Seiki Co., Ltd.

Denso Corporation

Sumitomo Electric Industries, Ltd.

Toyota to Accelerate Consolidation of Brake System Engineering, Manufacturing, and Sales under Advics Co., Ltd.

November 28. 2014—Advics Co., Ltd., Aisin Seiki Co., Ltd., Denso Corporation, Sumitomo Electric Industries Ltd., and Toyota Motor Corporation (TMC) will accelerate the consolidation of brake system engineering, manufacturing, and sales under the control of Advics to further strengthen the competitiveness of Toyota’s brake system business.

Advics was founded in July 2001 by Aisin Seiki, Denso, Sumitomo Electric, and TMC. The purpose of this agreement is to create a fully comprehensive brake system business and further enhance the specialist expertise of Advics by accelerating the consolidation of the relevant functions under one roof. Specifically, Aisin Seiki, Denso, and TMC will start providing development support to Advics through the dispatch of personnel and other measures from January 2015. From January 2016, manufacturing of electronically-controlled brake systems will be gradually transferred from Aisin Seiki’s Handa Plant and Denso’s Daian Plant to a new plant to be built by Advics in Handa, Aichi Prefecture, Japan.

This consolidation of electronically-controlled brake system manufacturing will be carried out in full compliance with the procedures set out in Japan’s Act on Prohibition of Private Monopolization and Maintenance of Fair Trade.

Overview of new Advics Handa Plant (provisional name)

Location: 4-29 Nitto-cho, Handa, Aichi Prefecture (next to Aisin Seiki’s Handa Plant)

Total area: 37,600 m2 (plant); 6,750 m2 (administrative buildings)

Investment: Approx. 11.0 billion yen (Aisin Seiki will construct the plant and lease it to Advics.)

Scheduled completion date: January 2016

Planned products: Electronically-controlled brake systems (such as electronic stability control units, regenerative braking systems, and hydraulic brake boosters)

Planned start of production: January 2016